UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03013740

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pruco Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
751 Broad Street
(No. and Street)
Newark, NJ 07102-3777
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Margaret Deverell 973-367-1279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

RECEIVED MAR - 3 2003

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret Deverell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pruco Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer and Comptroller

Title

JOSEFA F. SALINO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 28, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pruco Securities Corporation

Statement of Financial Condition
As of December 31, 2002

SEC. I. D. No. 8-16402
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Pruco Securities Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pruco Securities Corporation (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 21, 2003

Pruco Securities Corporation
Statement of Financial Condition
December 31, 2002
(Dollars in Thousands)

Assets

Cash and cash equivalents	$	19,691
Receivables from brokers and dealers		1,536
Due from affiliates		12,164
State income taxes receivable		299
Prepaid expenses and other assets		1,326
Total Assets	$	35,016

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates	$	20,267
Accounts payable, accrued expenses and other liabilities		1,749
Federal income taxes payable		983
Payables to brokers and dealers		2
Securities sold, not yet purchased, at market value		2
Total Liabilities		23,003
Commitments and contingent liabilities (Note 6)		
Stockholder's Equity		12,013
Total Liabilities and Stockholder's Equity	$	35,016

See notes to statement of financial condition.

Pruco Securities Corporation
Notes to Statement of Financial Condition
December 31, 2002
(Dollars in Thousands)

1. Organization and Nature of Business

Pruco Securities Corporation (the "Company") is incorporated under the laws of the State of New Jersey. The Company is a wholly-owned subsidiary of The Prudential Insurance Company of America which is a subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also registered with the SEC as an investment advisor and conducts such business under the name Prudential Financial Planning Services ("PFPS"). PFPS planners provide financial planning services to clients.

The Company acts as a general securities broker and offers to its customers various investment products including mutual funds, equity and fixed income securities, 529 education savings plans, variable life insurance and variable annuity contracts. The Company introduces and clears its general securities trading activity on a fully disclosed basis, through a Prudential company, Prudential Securities Incorporated ("PSI").

As more fully described in Note 4, the Company has various agreements with Prudential companies relating to reimbursement of expenses, including services of officers, the use of telecommunications, office space, systems and equipment and custodial services. The accompanying statement of financial condition may not be indicative of the financial position of the Company if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's cash and cash equivalents consists of funds on deposit in a corporate account at a commercial bank, and shares of a money market mutual fund sponsored by a Prudential company. Money market mutual funds are stated at cost, which approximates market value.

3. Income Taxes

The Company is a member of a group of affiliated companies which join in filing a consolidated federal income tax return in addition to separate state and local income tax returns.

Pursuant to the tax allocation arrangement, total federal and state and local income tax expense or benefit is determined on a separate company basis. Members with losses record tax benefits to the

(Dollars in Thousands)

extent such losses are recognized in the consolidated federal or separate state and local tax provisions. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

4. Related Party Transactions

The Company has an arrangement with a Prudential company, Prudential Investment Management Services LLC ("PIMS"), whereby the Company receives income from the sale of mutual fund products and 529 education savings plans distributed by PIMS. The Company receives a concession generally ranging from .25% to 5.00% based on the specific mutual fund or 529 education savings plan being sold. Trail and service commissions range from .1% to 1.00% based upon the average daily asset balance in the mutual funds.

The Company has arrangements with Prudential companies whereby the Company receives commission income for the sale of variable life insurance and variable annuity contracts issued by Prudential companies.

The Company receives various services from Prudential companies including services of officers, the use of telecommunications, office space, systems and equipment and custodial services. The costs of these services are allocated to the Company pursuant to service agreements with Prudential companies.

At December 31, 2002, the receivables from brokers and dealers and the due from and due to affiliates balances reported in the Statement of Financial Condition are primarily a result of the activities described above.

Cash and cash equivalents of $19,691 includes $19,639 which represents 19,639,097 shares of a Prudential money market mutual fund distributed by PIMS.

5. Concentrations of Credit Risk

The Company clears securities transactions through PSI on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and PSI, PSI has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(Dollars in Thousands)

6. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial position.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $8,497 which was $6,964 in excess of its required net capital of $1,533. The Company's ratio of aggregate indebtedness to net capital was 2.71 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds nor safekeep customer securities.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
Pruco Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Pruco Securities Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2003